**NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES**
  Exhibit 99.5
EMGOLD MINING CORPORATION
Suite 1015 – 789 West Pender Street
Vancouver, B.C. V6C 1H2
www.emgold.com

December 31, 2018	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD CLOSES FIRST TRANCHE
OF FLOW-THROUGH PRIVATE PLACEMENT FOR $575,200

Vancouver, British Columbia - Emgold Mining Corporation (TSX-V: EMR) ("Emgold" or the "Company") announces that it is carrying out a non-brokered flow-through private placement of up to 6,000,000 units ("FT Units") of the Company at CDN$0.13 per Unit to raise up to CDN$780,000. Each Unit will consist of one common share issued as a flow-through share (a “FT Share”) of the Company and one half non-transferable share purchase warrant (a " Warrant"). Each full Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one common share (a “Share”) of the Company at a price of CDN$0.25 per Share (the “Financing”).

The FT Shares issued in connection with this Financing, including the Shares issued upon exercise of the Warrants, will be subject to a minimum hold period of four months. The Financing is subject to TSX Venture Exchange (the “Exchange”) approval. Finder's fees will be payable in connection with some or all of the offering in accordance with Exchange policies. The FT Shares will entitle the holder to receive the applicable tax benefits, in accordance with the provisions of the Income Tax Act (Canada).

Emgold Closes First Tranche of Flow-Through Financing

Emgold announces that it has closed a first tranche of the Financing and will issue 4,424,615 FT Units for gross proceeds of $575,199.95. In connection with the Financing, the Company will pay finder’s fees to arm’s length third parties consisting of $34,016.00 in cash and 123,200 compensation warrants, bearing the same terms as the Warrants described hereinabove. Emgold may elect to complete an additional tranche of the Financing in January 2019.

Proceeds of the Financing will be used for qualifying exploration on the Casa South Property, Quebec. As announced by press release on December 14, 2018. Emgold has signed an Assignment Agreement allowing it to acquire up to a 91% interest in the Casa South Property (the “Transaction”), located adjacent to the Hecla Mining Corporation’s Casa Berardi Mine. The Transaction is subject to Exchange approval, which Emgold is in the process of obtaining.

About Emgold

Emgold is a junior gold exploration company focused on Quebec, Nevada, and British Columba. Through the recent sale of its Troilus North Property in Quebec, Emgold owns 3.75 million shares of Troilus Gold Corporation (TSX: TLG). Emgold has a 100% interest in the Golden Arrow Property in Nevada, an advanced stage gold and silver exploration property. On December 12, 2018, Emgold announced it had signed a letter of intent to lease, with option to purchase, the Marietta Property in Nevada. Marietta is an early stage exploration property with near surface gold and silver mineralization and a conceptual copper porphyry target at depth. Details on these, and Emgold’s other properties, can be found at www.emgold.com.

Alain Moreau, P.GEO., a qualified person under the NI 43-101 instrument, has reviewed and approved the content of this press release. Note that the location of Casa South to the Casa Berardi Mine does not guarantee exploration success at Casa South.

This news release does not constitute an offer of sale of any of the above-mentioned securities in the United States. The foregoing securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the foregoing securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On behalf of the Board of Director
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated business plans and timing of future activities of the Company, the potential lease and option to purchase of the Marietta Property, the potential acquisition of up to a 91% interest in the Casa South Property, the successful completion of associated financing activities are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, issues raised during the Company's due diligence on the Troilus North Property, operating and technical difficulties in connection with mineral exploration and development activities, actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSX-V acceptance of any current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.

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